FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, October 16, 2009

FAIRFAX CONFIRMS SCHEDULED EXPIRY TIME OF
TENDER OFFER FOR ODYSSEY RE SHARES

 (Note: All dollar amounts in this release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) confirms that the scheduled expiry time for its previously announced $65 per share cash tender offer for all of the outstanding shares of common stock of Odyssey Re Holdings Corp. (NYSE: ORH) that it does not currently own, subject to the terms of that offer, remains 12:00 midnight, New York City time, on October 21, 2009 in light of today’s decision by the Superior Court of Connecticut denying an application to temporarily restrain and enjoin that offer.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Important Information

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Odyssey Re common stock. Odyssey Re stockholders are advised to read Fairfax’s Tender Offer Statement on Schedule TO (and any amendments thereto), including Fairfax’s Offer to Purchase (and any amendments thereto), Odyssey Re’s Solicitation/Recommendation Statement on Schedule 14D-9 (and any amendments thereto) and other documents relating to the tender offer that have been or may be filed with the Securities and Exchange Commission (the “SEC”) and securities regulatory authorities in Canada because they will contain important information. Anyone may obtain copies of these documents when available for free at the SEC’s website at www.sec.gov and at the Canadian Securities Administrators’ website at www.sedar.com, or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 1-888-750-5834.

This press release includes certain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax or Odyssey Re to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the possibility that the Fairfax offer could be withdrawn or not consummated, the outcome of any legal proceedings that have been or may be instituted relating to the proposed transaction, the effect of the announcement on Odyssey Re’s customer relationships, operating results and business generally. Such factors also include, but are not limited to, the risks and uncertainties described in Fairfax’s most recently issued Annual Report, which is available at www.fairfax.ca, in Fairfax’s Base Shelf Prospectus (under “Risk Factors”) filed with the SEC and securities regulatory authorities in Canada, which is available at www.sec.gov and www.sedar.com, and in Odyssey Re’s filings including its Annual Report on Form 10-K for the year ended December 31, 2008, which have been filed with the SEC and securities regulatory authorities in Canada and are available at www.sec.gov and www.sedar.com. Fairfax and Odyssey Re disclaim any intention or obligation to update or revise any forward-looking statements, except as required by law.

For further information contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

              Media Contact
              Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946